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          GENERAL SEMICONDUCTOR ANNOUNCES SECOND QUARTER 1999 EARNINGS

MELVILLE, NY (July 21, 1999)-General Semiconductor, Inc. (NYSE:SEM), a leading manufacturer of discrete semiconductors, today reported net sales for the quarter ended June 30, 1999 of $101.6 million, compared with $98.8 million reported for the second quarter of 1998. Operating income in the quarter was $12.0 million compared with $15.6 million in the comparable quarter of 1998, while earnings per share were $0.14 versus $0.19 in the year-earlier period.

On a sequential basis, these figures represent improvement from first quarter 1999 net sales of $97.0 million, operating income of $10.8 million and earnings per share of $0.12.

For the six month period ended June 30, net sales in 1999 were $198.5 million compared with $205.2 million in 1998. Operating income was $22.8 million versus $35.2 million in 1998, due to lower average selling prices. The discrete semiconductor industry has remained extremely price competitive over the past 12 months. Earnings per share in the first half of 1999 were $0.25 compared with $0.44 in the year earlier period.

During the second quarter of 1999, however, sales, orders and backlog increased in most major market areas and the rate of price decline has started to show signs of slowing. On a global basis, average selling prices were down 4% sequentially while unit sales were up 13%. For the first six months of 1999, prices were down 15% from the comparable year ago period while unit sales were up 10%.

On a geographic basis, Asia had the strongest period to period comparisons and North America has started to improve, but Europe has remained soft. End-use markets that exhibited particular strength in the quarterly year-over-year comparison included computer/computer peripheral, lighting, contract manufacturing and automotive.

In June, General Semiconductor's credit agreement was amended to improve the Company's financial flexibility and better position the Company to pursue its business strategy. The amendment will result in additional interest charges estimated at approximately $0.03 per share per quarter causing earnings for the full year to fall below the $0.74 per share, before restructuring charges, earned in 1998. Under the terms of the amendment, the Company is planning to issue senior subordinated notes in an offering which may be completed in 1999. The proceeds of the offering are expected to be used to repay existing borrowings.

"We are particularly pleased with the accomplishments of the Company during the quarter," stated Ronald A. Ostertag, Chairman and Chief Executive Officer of General Semiconductor. "With the amendment of our credit agreement and the support of our bank group, we will be able to further our plans to improve our cost structure and broaden our product portfolio. Based on the strengthening fundamentals in the industry and improving economies of Asia Pacific, we are optimistic about operations for the remainder of 1999 and expect to report sequential improvement in earnings, despite the additional interest charge," he added.

General Semiconductor, Inc. is a market leader in the discrete segment of the semiconductor industry with manufacturing facilities in China, France, Germany, Ireland, Taiwan and the United States. The Company provides customers with a broad array of power rectifiers, transient voltage suppressors and small signal transistors and diodes. It has a diversified customer base, in terms of geography and end-use markets. Customers include leading manufacturers, located around the globe, of consumer electronics, lighting, telecommunications equipment, computers, automotive and automotive aftermarket products.

The information set forth above includes "forward-looking" information and, accordingly, the cautionary statements contained in Exhibit 99 to the Company's Form 10-K/A and Form 10-Q filings with the Securities and Exchange Commission are incorporated herein by reference. General Semiconductor's actual results could differ materially from the "forward-looking" information in this press release.


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